Filed by PropTech Acquisition Corporation pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: PropTech Acquisition Corporation

Commission File No. 001-39142

Proptech & Porch SPACInsider Webinar

September 30, 2020

Corporate Speakers

•	Tom Hennessy; PropTech Acquisition Corp.; Chairman, Co-CEO, and President
•	Matt Ehrlichman; Porch.com; Founder and CEO
•	Cody Slach; Gateway Investor Relations; Senior Managing Director
•	Joe Beck; PropTech Acquisition Corp.; Co-CEO and CFO

PRESENTATION

Kristi Marvin: Good afternoon and thanks everyone for joining today's investor presentation and live Q&A session with the executive management teams from both PropTech Acquisition Corp. and Porch.com.

Presenting today will be Matt Ehrlichman, Founder and CEO of Porch.com, and Tom Hennessy who is the Chairman, Co-CEO, and President of PropTech Acquisition Corp. Additionally, we have Joe Beck who is the Co-CEO and CFO of PropTech, as well as Cody Slach from Gateway IR moderating the panel.

To start, the teams will be giving a brief presentation of the intended combination, which will be followed by a live Q&A session. Please note that participants can submit questions directly to the panel at any time via the Q&A icon found by hovering your mouse at the bottom of your screen.

With that being said, I'd like to turn it over now to Tom Hennessy to begin the presentation.

Tom Hennessy: Thank you, [Kristi]. So, this is Tom Hennessy and I'll get started here and good afternoon everyone. It's great to be here with you today and thanks for having us on SPACInsider.

We're really pleased to present the proposed business combination of PropTech Acquisition Corporation and Porch. Before I turn it over to Matt, I'd like to take just a few minutes to share the history of our proposed partnership with Porch and our PropTech IPO in November of 2019. And at that time, we promised our investors that we'd bring them an exciting company that is innovating in real estate technology, either commercial or residential. We are delivering on that promise and we have found that company in Porch.

On slide four here, Porch checks all of our boxes. Porch is absolutely innovating in real estate technology. Porch is a leading vertical software platform for the home inspection and home service industries.

And you'll find that Porch is innovating around the pricing of its software, which leads to a really unique flywheel of providing software to businesses who then in turn provide Porch with access to home buyers where Porch then monetizes those home buyer relationships.

On slide five, the transaction is expected to close in Q4 2020. And post closing, the company would be listed on NASDAQ under the Porch name, ticker PRCH. Our ticker for PropTech is currently trading on NASDAQ under the ticker PTAC.

One other point to note about the transaction overview, existing shareholders are rolling 92% of their equity as part of the transaction, which we view as a tremendously positive signal to the public market and provides strong, long-term alignment going forward.

On slide six, we think Porch provides investors with a combination of value and growth. So, starting at the top left here, Porch is attacking a massive TAM, which is the U.S. home.

Second and moving to the right, Porch has created many moats with its proven vertical software platform and go-to market strategy via home service companies such as inspectors and movers.

Third, Porch has created and has access to two-thirds of all U.S. home buyers--and access to those home buyers six weeks before everyone else.

On the bottom half of the slide are a few financial considerations for you. First, Porch is a B2B2C business model that generates consistent and proven transaction revenue. Second, exceptionally strong unit economics, 30 times lifetime valued to customer acquisition costs which we think speaks for itself.

And finally, the trifecta, very high revenue growth. So, Porch's topline is growing quickly at a CAGR of approximately 50% over the past two years and is expected to continue at this rate into 2021. Second, a very attractive margin profile. And third, EBITDA positive. So, Porch will be full year EBITDA positive next year.

So, with that, I'll turn it over to Matt, again, the founder and CEO of Porch.

Matt Ehrlichman: Thanks, Tom. Appreciate it. It's great to be here today with you guys. I'll take 15 or 20 minutes just to give you the Porch story and what we have built and where we're going. And then, I'm looking forward to turn it over to questions and answer anything you guys want to know more about.

I'm the founder and CEO of the company. I've been a technology entrepreneur throughout my career. So, I founded and built a software and service company out of Stanford back in 2001, had a good run, and sold it for a little more than $60 million. I took the next company public about nine years ago and I wanted to go build one more company. And I wanted to go build a great legacy company.

And it was a classic entrepreneur story where I was in the process of building a home with my family and ran into all kinds of problems that exist with the home--moving being the third most stressful time of peoples' lives behind only death and divorce, maintaining one’s home is incredibly difficult.

And so, Porch was born really with the simple idea and purpose of building a company that was going to make the largest asset in people's lives (their home) simple.

We launched seven years ago, almost exactly, as a data-driven home services marketplace. And after growing quickly over a two-year period of time, we made a key pivot into really where we are today. We are now and have been a vertical software platform for the home.

So, we provide ERP and CRM software to home services companies and select verticals. For example, we're the largest provider of software in the home inspection industry. We provide software to moving companies and work in a number of other verticals.

This ERP and CRM software and that relationship we create with these companies really embeds us deeply with these companies where we have this long-term relationship with them. And these companies can then pay us with typical SaaS fees or we really encourage those companies to pay us for the software by providing us access to their consumer and introducing us to their consumer where we then operate as the moving concierge for a very large portion of all U.S. home buyers each month to really help make that move easy and to help them ongoing with their homes.

This is what the flywheel looks like and I'll walk through that here momentarily. But again, we provide software to companies. Through those company relationships, we get access and unique early access to consumers and in particular in the home buyers who are the most valuable type of consumer.

We then generate most of our revenues through a B2B2C transactional revenue stream where we help those consumers with key services like insurance, moving, TV, internet, these really high-value services that these people need to purchase during that move for their new home. And we're driving demand back to those companies.

So, we're very unique in the home services space. There's nobody like us with this model in this space. But it's a very similar flywheel to an Open Table, as an example, where they would provide software to restaurants, get access to the consumer, monetize the transactions and drive demand back to those companies.

Fortunately for us, our TAM is just massively larger. And where OpenTable would make $1 per transaction, we make $1000 per transaction oftentimes. And so, we have this incredibly valuable consumer that we can generate transactional revenue from.

So, when I see people go to Porch.com, they won't know that we're the largest provider of software in the home inspection industry as an example. We operate a number of different brands, Porch.com being one. But ISN is our brand in the inspection software space. Again, right now 26% of all home inspections are managed through our software each month.

HireAHelper is our brand in the moving space. We provide software to moving companies and drive demand back to those moving companies.

In total, we work with 11,000 companies right now. Those companies, again, give us this really unique access to consumers.

So overall, through our whole software platform, 65% of all U.S. home buyers are coming through our software every month. A subset of these companies will pay us, again, with SaaS fees. And a subset of those companies will pay us with access to their consumer. And so that portion of companies gives us access to 27% of all U.S. home buyers where we are the moving concierge, where we have call in marketing rights and can help these consumers as they go through that journey.

And then again, we take advantage of the fact that we meet these consumers about six weeks prior to their move before anyone else even knows of these consumers are moving to then help them with key services.

So, Elite Insurance Group, as an example, is our nationwide, licensed insurance brokerage where we help these consumers with the highest value service like insurance, again, in addition to moving, TV, internet, security, and then ongoing projects in their home.

So overall, we’ve built good scale over this last seven-year period of time. We have 900 full-time team members. In 2020, we'll do $73 million in revenue. As Tom mentioned, the business is growing at about a 50% CAGR, 80% give or take gross margins, and we'll talk about in a moment. But again, we did just crossover the EBITDA profitability line here in June.

We work across a number of industries where we provide software and services. Inspection and moving would be the largest and second largest, but work in the utility space and over other markets as well.

When we provide software to these companies like a home inspection company, it really is the full end-to-end solution that these companies use to run their entire business. And again, they can choose to pay for that software with SaaS fees or by giving us access to the consumer.

In that case, they get the software for free. They get to be able to provide all their consumers with our moving concierge solution which increases their NPS scores that they get with their consumer. And for us, it makes great sense to really encourage companies to pay with that payment method because they're worth 6x more to us when they do so.

Overall, this model (our software) has very low churn and combined with our pricing model creates very compelling unit economics. Right now, we have a 30x LTV to CAC. That's a fully burdened LTV.

We can look at some of the other metrics here that this value prop produces. So, you can see at the top, we provide a very compelling and very unique value prop where we get -- companies can get the best offer in the industry for free. They provide…they get tools to be able to provide consumers that [can] increase their NPS and we drive demand back to them. Overall, this value prop produces, what you see at the bottom here, 73 NPS and 134% in your net revenue retention.

Our model is again unique but really compelling in that we get all of the levers that a typically priced SaaS solution will get [default]. So, we hire more sales people. We acquire more companies. We have some modules into those companies. And we have very low churn rates.

But in addition to that, it's like we get to do a price increase every single month for the companies that we service because when they pay us with access to the consumer, we can offer more services to the consumer each month. We can increase the conversion rate each month. We can make more money on key services like insurance. And so every month as those consumers become more valuable, every month as we have more companies paying us with access, the value of those companies just continue to increase producing what you see here, this 134% in your net revenue retention.

The timing of that access is important. So again, if you -- if any of you have moved recently, you might remember you move into your new home. You change your address with the USPS. And you just get flooded with direct mail from all kinds of different brands. That's today's mover marketing. Those consumers are so valuable that all these different companies and brands want to try to get in front of you and huge dollars are spent there.

You have these 11,000 companies that we work with and we partner with and provide software to, we get access to the consumers six plus weeks ahead of that. And fortunately for us, that window of time is when most of the major purchase decisions are made for the new home.

And so, we meet the consumer very early. If you think about an inspector, they're hired. They spend a few hours in the home, document everything about that home. And typically, where they would provide a 40- to 60-page report to the consumer and say good luck.

Now, of course, they say, great. Here's your report. As part of my service, you get a moving concierge as complementary for you that's going to follow up and help you with anything you need for that inspection and anything you need for your move.

And so, we are able to be introduced to the consumer right then and there. We'll send an e-mail. We'll follow up with a call and be able to walk them through whether it's with our concierge or with the dashboards and the tools we give to the consumer to be able to self serve with everything they have for their move. And we simply will help them with, again, these key, really high-value services that we've been focused on.

These services here that we focus on is how Porch generates most of our revenues, again, through this B2B2C transaction model where we meet the consumer very early. It's the perfect moment--with insurance as an example--because they have to buy insurance for their new home. And it is the highest value service.

So, Porch has gone deeper in insurance for now and insurance brokerage where we partner with these big insurance carriers and we sell -- we quote and sell insurance. And we can get a 14% commission year one and ongoing each year from these insurance brokers on average -- with these insurance carriers I should say -- on average.

Moving. We get very strong take rates because we partner with all these moving companies across the country. They can do loading and unloading of trucks as well as the large moving companies. Securing TV and internet pay us very well when we deliver a new customer to them.

Those four services here make our move related revenues where again we have this reoccurring B2B2C transaction revenues with this consistent, predictable, reoccurring flow of consumers we get from those companies.

After our consumers are in their home, we will continue to help them with projects they have. And here, we ask pros to create a profile on Porch and we work with large, nationwide professionals. We also partner with the various networks of professionals.

So, we partner with YP and Dex and with home advisers and these other marketplaces where we can bring in their pros and be able to help our consumers that we meet via these companies with lots of different choices and options for whatever project they might want to get done.

For our financial perspective, again, a couple of things I would highlight here on this slide. Obviously, you can see the business has been growing quickly at about 50% CAGR. For 2020, we were impacted by COVID. So, you can see, we had expected to grow right about that 49%, so right on our CAGR.

In mid-March, the business was severely impacted by COVID and I'll show you that in just a moment. By mid-June, it had fully recovered. And so, as we look forward to 2021, yes, we grew quickly, still on 2020 to 28%, not as fast as we would have. 2021, we are now back on track in terms of where the run rate is. And so, from a normalized perspective, we anticipated 41% growth in 2021 and we look good in that regard.

From a gross profit perspective, again, we're at 80% gross margins. And you can see in both the contribution margin and EBITDA that the business has created lots of leverage here over this last year. Again, from an EBITDA perspective, in June we crossed over and became EBITDA positive. And so this point on a run rate basis, we are profitable, which sets us up really well for 2021.

You can see these charts here from a COVID perspective. Again, everything fell off a cliff in terms of home inspections, in terms of home projects there in mid-March. By mid-April, it had bottomed out. And then, we saw this incredible V-shape recovery. It's fine and certainly we're very fortunate because on a macro basis, our business is now positioned really, really well with wind in our backs given more people are spending money on their homes. More people are choosing to move. And so, as we look ahead, certainly those trends will help us.

A few slides here before I wrap. As we look forward, one thing for me that is certainly very exciting as an entrepreneur and always is exciting when you have a TAM that is just as massive as this one is.

This business will never be market constrained. Right now today, with $220 billion addressable market for us, we break out certain things like insurance, which is a very high value service for the home. And this is an area as we go complete this merger and become a public company that we will go deeper in and become a managed general agency, an MGA, where we can capture significantly more economics, actually more than 2x of the economics, per sale. And that will simply double that portion of the TAM. And so, as we go forward, there's lots of ways that we will continue to expand our TAM.

The growth levers for us are pretty clear and pretty straightforward in terms of the basic blocking and tackling that's in front of us. You can see on the right-hand side, there's these four boxes that overall we expect to be able to produce consistent 30% to 35% growth on an extended basis.

Those first two boxes are about us getting access to more home buyers, selling more companies our software, leveraging our 30x LTV to CAC, and having more of our companies pay us with access instead of paying us with SaaS fees for they're worth much more.

The third and fourth boxes are then around us making more revenue per home buyer, and there's lots of ways to do that as we layer in more services, we increase conversion rates, and as we make more money per service.

And you can see that here on the left side of the slide when companies pay us a monthly fee for the software, that scales with their volumes but it's worth about $4 per customer is what they're paying us today.

Overnight, when the company flips the switch and they start paying us with access to their consumer, they get the software for free but everyone of their consumers on average whether or not we talk to that consumer, whether or not they actually buy a service, is all of those consumers are worth $25 to us overnight. And so, it is this 6x increase.

Now, today, 59% of our companies are still paying us with SaaS fees and we launched customer access pricing a few years ago. And we've been steadily moving more and more companies over to paying us with access.

Case in point, when a new company comes on board, more than 75% of new companies will leave training paying us with customer access. It clearly is a better value prop and we'll continue to move that percentage over time.

On the right side though -- this is what I'm very excited about here -- where yes, the consumer is worth $25; and yes, that's great. But we're just barely scratching the surface of the opportunity. If we pull off anywhere even close to what I'm trying to build and what our team is trying to build where we can get introduced to a consumer and really have a move feel like it does to a CEO or an executive when you get a corporate relocation, and everything is just handled for you.

If we help the consumer with everything they're going to purchase anyway, it's a $2300 revenue opportunity. And that's where we are positioned today. And that will only -- that opportunity only continues to grow as we layer in more services. And so right now, we're capturing about 1% of the total opportunity and we'll just continue to increase that value for home buyer over time.

So, as we look forward, while that core business, those core levers will continue to grow, there are some big opportunities for us to continue to monetize this platform that we have built. One is mover marketing where we can be able to allow brands to be able to market to our consumer--direct mail to all those home buyers to be able to present offers to them, simply shifting the dollars that are spent after change of address up six weeks earlier. And we launched just recently with some really exciting opportunities.

Secondly is on insurance. So, as I mentioned, we will go deeper in what is the highest value service in the home. The insurance game largely is about demand access, who can access consumers, when they're going to purchase inexpensively, and we have this huge stream of all the consumers that have to buy insurance.

And that's about data where we know more about the home than anyone else because inspectors are in the homes understanding if it's an old roof or documenting if the hot water system needs to be upgraded, all that unique data comes through our system. And while we don't sell that data as we go deeper insurance, we can utilize that to be able to understand risks.

And then lastly, we will be going deeper into other verticals around the home both organically and through M&A, which is a significant opportunity for us. We can talk more about it if there's questions there.

So, to wrap, our company, our platform, has built this model in this pricing model around our software which is unique and gives us really significant opportunities to be able to grow for a long period of time. We get all of the benefits of typically priced SaaS where it's predictable, reoccurring. We see very low churn rates because we're deeply embedded in these companies. And we have a very clear go-to market where we go and we sell software to companies as our go-to-market with very strong economics.

But if we were to only price this offer with a monthly fee and that's it, our TAM would be a sliver of what it is. And because we price with access to the consumer, you now open up what is the best of the marketplace which is this massive TAM.

And so, we don't have to worry about balancing supply and demand. We don't have to go worry about building up 2000-person sales force to talk to every professional. We don't have to worry about direct-to-consumer -- high, direct-to-consumer and escalating direct-to-consumer marketing costs.

And that proves what you see here in the middle, which is again, this predictable, reoccurring revenue stream deeply sticky with high retention, very strong margins and growth rates, 30x LTV to CAC with a massive TAM and levers to pull both on acquiring more companies and being able to help consumers with more services both during the move and then ongoing with their home, all of which creates lots of levers for us to be able to grow here as we look forward.

So, with that, I will stop and will turn it over to Cody for -- to kick off Q&A.

QUESTIONS AND ANSWERS

Cody Slach: Yes. I'll take the ball on that. Yes, I'll take the ball on it. So, thanks, Matt, and thanks, Kristi for allowing us to have this platform. I think the first question I'm going to start with is a lot of questions we're getting on these types of webinars.

So, Matt, you have taken a business public sort of the regular way. And in this business, you built a business with obviously massive TAM, very high margins, very high growth. Why go public through a SPAC? I understand PropTech wasn't the only SPAC you talked to. So, why PropTech? Why the fit? And then, why this structure for a company like you?

Matt Ehrlichman: Yes. Candidly, it wasn't the plan. I would say even a year ago, it wasn't on my radar. I was probably under educated in terms of the SPAC being an opportunity to take the company public.

Year and a quarter ago, give or take, our board had a discussion around kind of what the path was ahead and we talked about our choices. And one of the things that I have anticipated dealing with this company was to take the company public through a traditional IPO.

And so, we had -- late 2021 is our timing for a traditional IPO. We had a list of -- a whole checklist of things we want to be able to accomplish between that period of time.

For example, we wanted to get the business break even or profitable in the back half of this year, as an example. And as I mentioned before, we crossed over a month earlier than we had kind of targeted, profitable in June and July and on here. So, we're set up really well there. We want to get our CFO in place and built some of the team.

So, we had a checklist of things. However, a different SPAC did, yes, but you're right, reached out to me in November of last year and threw several conservations, I just became more educated about this path, this opportunity.

And when I met Tom and Joe in December of this last year, it was fairly quick after a handful of conversations and they came out really right before COVID hit in February to our office to meet the team. And it was clear -- a few things were clear.

One, we had a very aligned perspective on Porch and what we're going to be able to go build. You have Porch and how big of an opportunity we have in front of us.

Two, for us, a reason that makes a lot of sense, the reason that this makes sense is that we're able to go and get public a full year earlier than we would have through a traditional IPO. And we can talk more about it. But we have a very robust M&A pipeline right now that is very accretive.

And so, getting public a year earlier where we can go and execute against this M&A pipeline makes a great deal of sense for us. So, I'm excited about what this allows for.

Cody Slach: Okay. Excellent. Thanks. So now, let's go to some audience Q&A. So, Matt, tell me how much of the business is recurring or reoccurring revenue?

Matt Ehrlichman: Yes, happy to. I'm going to pull the slides again. So, some of these questions may use visual just to help.

So, virtually, all of the business is recurring or reoccurring is what we can call it. And you can see here in -- as I pull up and share my screen -- this chart. So, right now, you can see here in that pie chart the minority of our business in blue is companies paying us directly with SaaS fees.

And so, obviously, this is recurring, paying typical SaaS fees. We though actively are trying to move that to zero. We'll probably never get to zero, but we're actively trying to move companies from paying us SaaS fees to paying us with access to their consumer where they give us this very consistent, predictable flow all of their consumers that we are introduced to as the moving concierge.

That access to those consumers then generates these green and yellow revenues, which is this B2B2C transactional revenues, the green being during this move where we generate move-related services that this would be getting paid by insurance carriers, moving companies, TV and internet companies and security companies when we deliver new customers to them.

And the post move is in yellow where after the consumers have moved we'll then help them with various projects they might need--repairs from their inspection report or any other maintenance problems they might need on an ongoing basis.

This base of home buyers cumulatively makes up this larger and larger base of home owners that we can have come back and be able to help them with various projects where we then monetize that relationship.

So, yes, I would say a vast majority of our business is either recurring or reoccurring. Again, we are a software company that builds on and sells vertical software and services into these different companies.

Cody Slach: Got it. Thank you. That's helpful. Next question is -- how do you think about the comps for this business? Joe, maybe you want to take that one?

Joe Beck: Yes, I'll take that one. Thanks, Cody. So, yes, perhaps if we could go to -- I think it's slide 41, Matt.

So, when we thought about valuation for this transaction cost, we bucketed three distinct buckets of comps. So, the first -- you'll see here real estate software businesses. The second is high-growth high-margin software businesses, which we define as greater than 75% gross margins and greater than 20% year-over-year revenue growth, and also, a home services marketplace.

And so, I think as you can see here and PTAC’s view is it's really great relative value versus these comps. It's real outlier as you can see. The 4.4 times transaction multiple is just about a 67% discount to the median real estate software and the high-growth, high margin software businesses and we think that's great.

As Tom started with, when we went out to raise our pipe just before announcing the transaction, we ended up being multiple times oversubscribed on that pipe. And I think one of the major reasons why was the valuation.

You know, I think the investors we spoke to, all of them typically -- not all of them but most of them agree that overtime you'll see Porch steadily move to the right across this chart and investors, early investors will be rewarded on that multiple expansion. Tom and I are actually really excited to see overtime how Porch stacks up with [the companies] listed on this chart.

So, companies like Spotify and Build.com which -- we actually think they're more similar to Porch's business model in the sense that like Porch they provide software to businesses and then they monetize through that B2B2C relationship. And overtime as Porch demonstrated, that generates very consistent, stable revenue. So yes, overall, we're -- it was a triangulation exercise between multiple concepts but we think it's a very attractive entry point for new investors to come in.

Cody Slach: Great. Thanks, Joe. Next question has to do with M&A and so there's a couple of questions around that, so maybe just two-, three-part question for you Matt. So first, how many acquisitions are anticipated in 2021? How do you fund those--cash versus stock? And then the third part would be, can you give us an insight into the impact to your financials, multiples, accretion, synergies? How do you see that kind of fitting into the platform that you built today?

Matt Ehrlichman: Sure, yes. First in terms of how we'll fund, it's one of the things -- it's a -- it's attractive and exciting and the reason we're doing this SPAC. Post completion we expect to be debt-free. We have $205 million of cash on the balance sheet and so we will have ammo to be able to go and play offense and to be aggressive and take advantage of the M&A pipeline.

So, we will be capitalized to be able to use cash primarily to go do this. Now we typically will mix some cash and stock to ensure these teams are aligned correctly. We no longer have meaningful operating requirements for cash and so really it is a war chest for us to go and do M&A.

Now there -- let's take a look at a couple of M&A because I think it would be most useful. As I mentioned before as we look kind of in the long term -- long term growth opportunities, both in insurance and in expanding into other verticals within home services, M&A is part of our strategy, so M&A is expected to be an important part of our strategy.

You can see here that this is an area that I have had lots of experience with them, more than 25 buy-side acquisitions. In Marty’s career as CFO, he has done more than 40. We have a very robust M&A pipelines. We have 150 targets in our pipeline right now that are active in discussion. There's seven, they're deep in the pipeline right now and they are very strategic fits for us. Right now, they represent around $108 million in revenue and are quite profitable.

And the values for them are a little bit less than 2X revenue multiples and so not only are they immediately accretive but there's two acquisitions we've done in the past. You can see how big of an impact our platform can make for these acquisitions. We acquired a company called ISN a little more than three years ago and as we went deeper in the inspection industry. And ISN was a fairly small company--$3 million or $4 million of revenue and fairly slow growth. We layered that in and you can see within three years [that business grew] more than 5X.

HireAHelper is similar, we acquired that company 18 months ago. It was flat from 2017 to 2018. In 18 months, we have more than [doubled] the size of that business and so for us that just shows how valuable and interesting the M&A strategy can be and why, again, we're excited about going public a full year earlier with PropTech.

Cody Slach: Got it. Thank you. So, maybe staying somewhat on the M&A opportunity, we had a question about the insurance part of our growth opportunity. It says, please shed more light on the expected speed or cost of moving deeper into insurance (i.e. becoming an MGA instead of a broker which you mentioned is a two times fee delta).

Matt Ehrlichman: Sure, happy to. So, I just put it back on the slide, right, where I talked about it and there is some text on the right you can read but -- and overall there's four layers you can play and if you're thinking about insurance. You can sell leads to brokers or the carriers. You can become a brokerage where you go through the -- this licensing process and that's where we are today where we become licensed across all 50 states. We got a large team of license agents on our team which allows us to be able to quote and sell insurance. And in that case then, we get commissions year one and on ongoing. We're selling the carrier's insurance product. The next layer below that is the managed general agency, an MGA, where we can go and search to be able to price our own insurance.

Now as an MGA, it's all back to reinsurers, so we're not taking any -- we wouldn't be taking any underwriting risks on there but we're able to go capture again more than 2X of the economics, year one and ongoing with more upside. And we can -- you use our inspection data to be able to write good risks.

And the last layer below that is the carrier, where as a carrier you can choose to reinsure the vast majority of your risks or you can -- you can be able to take the risk and get the maximum economics if you price effectively.

So, those are the four layers. What we're doing in our strategy is we are going one layer below. There are several insurance prospects in our pipeline. It looks to be very good fits for us. We won’t talk about the cost certainly but from a speed perspective, it's something that we expect to do in the near term, let's just say.

You know, on that M&A side, I noted that there are four acquisitions that we'd expect to do next year. We're making good progress certainly on that front. So, it's something that we -- it is in our strategy. We do think, given our demand and our data, we can capture significantly more economics than we do today. And insurance is a very natural place for us to go deeper and deeper into, given how large the opportunity is and given how suited we are for that opportunity.

Cody Slach: Got it, okay. Thanks. Next question is, do you foresee Porch getting to a place as defined by market penetration, size, et cetera, where you can reasonably ask the companies on your platform for SaaS fees and customer access and if so, where does that begin?

Matt Ehrlichman: Yes, it's a really good question. One thing we debated this year was -- pre-COVID -- was doing a meaningful SaaS pricing increase where we can move it from $4 (per customer) to a much higher price per customer. And for two reasons, one we are creating a lot of value for these businesses. You can just look at the case studies…the ROI for these businesses is incredible in terms of like the value they get from our software.

But really, we would do that in part just to provide that much more incentive for companies to move over to pay us with access. I do think there are opportunities overtime and there are some things we're even doing right now where we can layer in additional modules, whether that be payment processing, whether that be certain communication modules and be able to price that in addition to paying with customer access. That is an option.

What it would be interesting for us though is, as the consumer, as this $25 that we make for home buyer continues to go up and up and up. The reality is that we would make dramatically more by having companies pay us with customer access and ensuring that the value prop is extremely strong for those companies than paying us directly.

And so, there is an opportunity. We do discuss that internally. The thing we're clearly -- the priority for us today is that more companies paying us with access, continue to generate more and more revenue from those home buyers because there's just such clear and such significant growth for us as we go and execute that playbook.

Cody Slach: Got it. Thank you. Next question, if you have multiple providers able to provide the same service to the same customer, who chooses which provider will provide that service?

Matt Ehrlichman: Yes, another good question. Let me go back to that slide, just to provide a visual here for the audience. To your right, as you look at this slide, for each of these services, we have -- the partnerships with the large players across these different services, we really made a significant investment and effort when we meet a consumer. It's not like we're selling them off as a lead and they're going to get calls from insurance companies, and calls for moving companies and calls from TV and internet companies.

That will be a very poor experience for the consumer. That would not increase the NPS for the companies like the home inspectors. In fact, that would degrade their NPS and they would never do that. So, part of making this whole system really work is that experience for the consumer has to be really good. We have to help them with the move, such that the companies like a home inspection company is pleased to be able to offer this solution to their consumer because they get an NPS lift.

And so, we've gone and done these integrations with the major insurance companies and the major TV and internet companies, the major moving companies all across the board where we can show to the consumer, here's the pricing for all your different moving companies. We can be able to book that right now. We'll coordinate that truck for you, we'll get a driver out here. End to end, we'll be able to make that process easy for the consumer.

We have a philosophy of it being a consumer choice in our model. So for example with insurance, you will be able to present, here's quotes from all these different insurance options for you. And the consumer can choose in terms of, they want to pay a little bit more or have little higher coverage and that's part of our job is to help make that choice easy for the consumer. Same thing with moving, we'll give them, all kind of choice not only across different moving companies but different moving solutions.

So if they want to just get somebody to come help load or unload a truck or carry the heavy stuff-- carry the couch upstairs. Great, we can do that. Here's what the price points are going to be. If they want a full service move with the truck or the PODS storage unit or whatever it might be, we can coordinate that and book that as well for them.

And so again, that is our philosophy. We want to be able to give consumers choice and at the end of the day, regardless of who they choose, we are able to generate really meaningful revenues on the backend.

Cody Slach: Great. Thank you. Next question, do you have plans in the same way you have cable, internet and insurance partnerships for lender partnerships to further expand the TAM into the refinance market?

Matt Ehrlichman: Yes, it's a good question. Yes, it's not an immediate 2020-type thing that we're working on right now. But I think the question is spot on which is we expect to be able to continue to offer more services to the consumer as we go forward. If you think about when we get access to the consumer, there's so many things that we don't yet help the consumer with. Lending would be one of those options. You're getting electricity set up for your home where you can generate good economics, getting warranties set up, getting solar set up.

And so, one of the levers that we have is to continue to not only go deeper into new verticals that we have provided software and services to companies but also to be able to -- and choose more services for the consumer to be able to help them with more of those things they need during that journey. And we'll just continue to be able to monetize that at higher and higher level as we go.

Cody Slach: Got it. And so one of the things you mentioned in your presentation is the inspection being a very early and sort of sticky way to get to the home buyer. But what's not mentioned in here is where could the real estate agent play in terms of somebody that can give you leads to their customers? Because it sounds like one of the people on here is going through a move and for this person's experience the agent helped with: use this mover, use this inspector because it's been helpful in his or her book of business.

Matt Ehrlichman: Yes, so first, we do play in the real estate space. We have relationships with major players like Keller Williams for example. [They are] an investor in our company. We have a partnership with them, or California Association of Realtors, same thing and others. The trick with real estate, lots of people have tried to go to market through the real estate industry. And the reality is that every single real estate agent is an independent contractor and so they get to choose what that experience looks like.

But in terms of getting access to large amounts of volume, it's very hard because an average agent works with about half of a customer per month, half of a sale or home purchase, whereas a small inspection company works with 30 consumers per month. And so just in terms of the year in economics, you can't spend any amount of time interacting with an individual agent.

And so, our go-to market, we really prioritize in these industries you see on this slide, going out after categories and verticals, where we can be able to get and really lock up this very large and early access to consumers. That's how we'd been able to get 65% of all U.S. home buyers going through our software on a monthly basis or how we'd been able to get 27% of all U.S. home buyers where we are the moving concierge is really by focusing on the right -- in the correct verticals in our mind.

Now, there are things that we do with these real estate partners for example. So one, we can be able to provide agents tools to be able to book their inspections through our tools because we have all the calendars and schedules for all of these inspectors. We can let agents be able to book inspections and see who's available, get that secure right now and make that easier for them.

We certainly can provide white label concierge experiences for brokerages as well, to be able to give a better experience for their customers. So, it's absolutely in our playbook, in our offering. Just from a focus perspective, we've really gone after industries where we can get and really lock up early access to consumers at very large scale.

Cody Slach: Got it. Thank you. Next question, what is the main competitive or regulatory threat you see for your business today or in the future?

Matt Ehrlichman: Competition is an interesting question, five, six, seven years ago, people asked who our competition was. At that point before our pivot that we had made, we had talked about home advisor or Angie's List or people like this, marketplaces that are out there. When we change into the vertical software company, the competition is very different. We don't view Angie Home Services at all as a competitor, in fact they're a partner of ours.

We, again, are a software company and we get access to these companies to consumers and help them with things like insurance and moving and TV and internet and security. Those are things that a home advisor has focused on at all and again we partnered with them today.

So, the competition today for us is twofold. One is other software companies in these verticals, so it would be other inspection software companies or other moving software companies or as we expand to more and more verticals, folks that compete with us there. Secondly, there's lots of companies that want to be able to help with selling insurance to a consumer or selling TV and internet to a consumer.

Every one of those point solution providers is really a competitor because we want to be the ones that help the consumer with getting insurance set up for new home, the TV and internet, the moving, all different things. So, each one of those we could look as a competitor. Most of those competitors are going out after classic direct to consumer channels.

We meet the consumer before they go to Google and they start their search, right, and where we can get teed up ahead of that time, present them all of their choices and other options on a silver platter to make that really easy for the consumer, and that's part of our strategy we created.

In terms of any regulatory issues, the one place that we have to look at closely is obviously in the insurance space where as a brokerage. We are -- we have to go through lots of licensing as we dug deeper in insurance. There's lots of licensing and regulatory issues that we just have to work through. There's a big learning curve when we started to do that process. At this point, we have the people in the team in place that can -- that can manage that effectively. So, it's not that big of an issue but it's still something we think about.

Sometimes people asked me questions about data rights and access to the consumer. One important thing to note is that when consumers are going and signing up for their inspection or downloading an inspection report, they're doing all of that through our software today. So when an inspection company, as an example, starts to pay with customer access, we get all of the rights that we need from the consumer directly.

We get all TCPA rights that we need. We got all the terms with that consumer directly, so that we can be able to send that e-mail saying, here's your moving dashboard that you can self-serve. So, we can give them a call and introduce ourselves and talk to them about their inspection and how it went and answer any questions about it before then charting out everything that's going to happen over the six to eight weeks of their move.

And so that's the key thing we have to keep an eye on in terms of making sure we have all the appropriate rights for that consumer. But given that we access to the consumer through these loan housing companies that have trusted relationships with the consumer, it actually it's fairly easy for us to get the appropriate rights that we can -- we can go and run our business.

Cody Slach: Okay, great. Maybe just the privacy part ties into one part of this next question but what motivates those paying fees versus receiving for free and then how do privacy concerns play into that part of the equation?

Matt Ehrlichman: So when companies are choosing to pay with access or pay with SaaS fees, I think there's a couple of key things. One is obviously just the economics for them and their P&L. So when they pay with access, an inspector company pays with access, they get the entire software for free. So, they're obviously going to increase their profits or decrease their expenses, and so that certainly is compelling.

But in addition to that, again, that you can see the value prop here at the top of the slide, the fact that by paying with access, they get now -- give this moving concierge to their consumers and it delights the consumers and they get a 20-point lift in NPS, that's a big deal. And on that, just for a moment, in certain industries that we work in as an example in the utilities industry, they are just laser focused and it’s just understanding what the NPS impact is.

These J.D. Power in depth to really understand when they provide our white label moving concierge to these customers like [Comet] is all in Chicago and [Comet] provides -- a [Comet] moving concierge, all new customers. They're coming into their service area. They really look very closely to make sure that it does create a better experience and we do consistently see they get a 20-point lift in NPS.

That's a big deal for them. They not only get software for free but to also be able to get that lift in NPS. That combination is what I believe motivates these companies. And again case in point when new companies buy our software, when inspection company comes in and then buy our software, the vast majority of those companies will leave training, choosing to pay with customer access because it is the stronger value prop at the end of the day.

From a pricing perspective, again, we get all the rights we need directly from the company as it relates to be able to utilize the data like inspection data to be able to just understand how we can serve that consumer better and not to sell it but to be able to understand the consumer better.

From a consumer perspective, all the rights happened directly with that -- with that consumers. When consumers come through our software like in the inspection industry, again we are able to get TCPA rights and everything we need directly from that consumer.

Cody Slach: Got it. And then sort of staying in that same vein that, would a service provider not potentially prefer to acquire a customer directly themselves rather than being on a roster of other service providers to the customer via Porch.com?

Matt Ehrlichman: Well, I mean I'm sure -- yes, I'm sure all of these companies here would love to be the only insurance company or the only moving company as an example, the only TV and internet company, but that's not what consumers want. Consumers want to be able to compare and choose. The reality is, it's very easy for us to be able to go and be able to partner with all of these different types of service providers because we fit right into their customer acquisition model.

They pay us on the high-end of their CAC. The reality is our consumers are very valuable because they have extremely high credit scores. Obviously, they just bought a home, they have to and they're not going to be moving soon. So, it's like a security partner is choosing -- is figuring how much they can pay us. The reality is these people just bought a home, so they're going to have a very long period of time in which they'll continue to use that security in a system.

So, we get paid very, very well from these service providers. So yes, I'm sure they would love to be the only option, we just don't think it delivers the same -- the right experience to the consumer at the end of the day, and we need to build a right experience to the consumer, that’s at the end of the day what creates the highest LTV and make sure our companies like those inspection companies and moving companies feel like they're giving the right solution to their customer. They can provide the moving concierge because they know that it's going to be a good experience.

Cody Slach: Got it and we have time for maybe just one or two more questions, just to give the audience a chance to submit anything before this wraps up. Matt, there's another follow-up question and maybe you want to jump to the slide but the expectation of the proportion of your software clients paying via the SaaS fees, the customer access, how does that shift looked long term, say like in three years? What is the sort of arc for, if you had your crystal ball into three years from now?

Matt Ehrlichman: No, it's a good question. Again just to make sure it's came through clearly 59% of our companies today are paying with SaaS fees, right. So, 41% are paying with access today and again that's up from 0% three years ago. So, we've been steadily shifting more and more companies to pay us with access. I think that the best data point would be the one that I gave which is when new companies come onboard, they accept north of 75% of them pay with customer access.

So as we continue to bring new companies onboard, that is the de facto way to pay. I think the reason that certain companies are not already at 75%, is because there's probably two reasons why. One, you got to understand it's a very fragmented market and so these business owners these are typically small businesses and the owners typically working. They're typically on a roof or in a crawl space and so it's just not something they’re thinking about, focused on, number one.

Number two, it is -- the concern or the question, the education we need to provide, they would be worried that they're going to pay with customer access and all of sudden their consumer is going to get called by tons of moving companies and called by tons of TV and internet companies and sold off as a lead, and that's just not the case.

We, again, we've done the integrations with all of these different service providers, such that we can show the consumer all the different price points and even we have negotiated discounts many times for the consumer in terms of purchasing through us and save them money. And so as we provide the education to the inspection company or the moving company that hey, by doing this, do you actually get an increase in NPS, I think that's a big opportunity.

The third thing that is certainly on us and we'll continue to drive adoption is just making sure that value prop for the company is just overwhelming. So again, we had talked about increasing the price of the SaaS fees and chose not to because of COVID this year but in the future we could.

We could increase the price of the SaaS fees and that gives that much more incentive for companies to pay with customer access or we can feature and drive demand to the companies that are paying with customer access or launch certain modules that are only available for companies paying with customer access. And so overtime, we'll just continue to make the value prop stronger and stronger as we drive more and more companies to pay in that model.

Cody Slach: Okay, great. So, this is going to be our last question. Matt, is the revenue model you received from TV and internet provider very different than securities, et cetera, is there anything you can go a layer deeper on a revenue model?

Matt Ehrlichman: Sure. The way to think about the revenue model across these services, so again insurance, like I mentioned, we get paid a commission year one and ongoing for each of these carriers, as long as that consumer continue to use -- uses that insurance which pertains to a high rating. Moving, we get paid a very high take rate for when just -- labor only versus we're booking a truck. So we get a -- get paid a take rate model here. Security, we get paid -- and TV and internet, both we get paid a bounty, so an upfront fee based on their expected lifespan. Security is meaningfully higher than TV and internet in terms of the actual payment that we get upfront. And then in contract, the services once that consumer is in their home, we get paid to around a per lead, per appointment or per job basis there.

Cody Slach: And which is the most profitable row?

Matt Ehrlichman: So, I mean insurance is the most valuable for the home. I mean actually in terms of move-related services, this is probably the best way which is insurance and moving are the largest two, then security, then TV and internet in terms of this magnitude of revenues within our mover related services today.

Cody Slach: Okay. Well, I think we've ran out time. Kristi, I don't know if you want to send us off here but thank you very much for having us here. This has been really productive and -- yes, Kristi, I'll leave it with you for any closing comments.

Kristi: I just want to thank everybody for participating and we'll be able to circulate a replay of this presentation just as soon as it's available, so probably tomorrow.

With that being said, thank you everyone. Have a good afternoon.

Matt Ehrlichman: Okay. Take care, bye.

Additional Information

This communication is being made in respect of a proposed merger transaction (the “proposed transactions”) involving PropTech Acquisition Corporation (“PTAC”) and Porch.com, Inc. (the “Company”). The proposed transactions will be submitted to stockholders of PTAC for their consideration and approval at a special meeting of stockholders. In connection with the proposed transactions, PTAC intends to file a Registration Statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (“SEC”), which will include a preliminary and a definitive proxy statement / prospectus / written consent solicitation to be distributed to PTAC stockholders in connection with PTAC’s solicitation for proxies for the vote by PTAC’s stockholders in connection with the proposed transactions and other matters as described in such Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to stockholders of the Company in connection with the completion of the proposed transactions. After the Registration Statement has been filed and declared effective, PTAC will mail a definitive proxy statement / prospectus / written consent solicitation and other relevant documents to its stockholders as of the record date established for voting on the proposed transactions. Investors and security holders of PTAC are advised to read, when available, the preliminary proxy statement / prospectus / written consent solicitation, and any amendments thereto, and the definitive proxy statement / prospectus / written consent solicitation in connection with PTAC’s solicitation of proxies for its special meeting of stockholders to be held to approve the proposed transaction because the proxy statement / prospectus / written consent solicitation will contain important information about the proposed transaction and the parties to the proposed transaction. Stockholders will also be able to obtain copies of the proxy statement / prospectus / written consent solicitation, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: PropTech Acquisition Corporation, 3485 N. Pines Way, Suite 110, Wilson, WY 83014.

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